UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2004

Commission File No. 1-10290

DUQUESNE LIGHT HOLDINGS, INC. 401(k) RETIREMENT SAVINGS PLAN

411 Seventh Avenue

P.O. Box 1930

Pittsburgh, PA 15230-1930

(Full title of the Plan and the address of the Plan, if different from that of the issuer named below)

Duquesne Light Holdings, Inc.

411 Seventh Avenue

Pittsburgh, PA 15219

(Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office)

Page 1 of 17 pages

The Table of Contents is on page 2

Financial Statements, Signature and Exhibit

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of the Duquesne Light Holdings, Inc. 401(k) Retirement

Savings Plan

Pittsburgh, Pennsylvania

We have audited the accompanying statements of net assets available for benefits of the Duquesne Light Holdings, Inc. 401(k) Retirement Savings Plan as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets held as of December 31, 2004 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. The schedule has been subjected to the auditing procedures applied in our audit of the basic 2004 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

Pittsburgh, Pennsylvania

June 22, 2005

DUQUESNE LIGHT HOLDINGS, INC. 401(k) RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	DECEMBER 31,
	2004	2003
Assets:

Investments	$61,104,887	$58,429,145
Employer contributions receivable	527,740	250,672
Dividends receivable	286,027	308,010

Total assets	61,918,654	58,987,827

Liabilities:

Note payable	4,001,262	5,156,473
Interest due on note payable	82,526	106,352
Excess contributions refundable	37,002	220,387

Total liabilities	4,120,790	5,483,212

Net Assets Available For Benefits	$57,797,864	$53,504,615

See Notes to Financial Statements.

DUQUESNE LIGHT HOLDINGS, INC. 401(K) RETIREMENT SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	YEARS ENDED DECEMBER 31,
	2004	2003
Additions:

Additions to net assets attributed to:
Investment income:
Dividend income, investments	$2,171,134	$2,232,529
Interest income, common/collective trust	16,160	—
Interest income, participant loans	11,077	16,184
Interest income, other	437	341
Net appreciation in fair value of investments	3,627,086	7,658,855
Contributions:
Employer	527,740	250,672
Employee	2,732,873	2,959,812
Other	7,338	—

Total	9,093,845	13,118,393

Deductions:
Payment of benefits	(4,677,726)	(10,943,076)
Interest expense	(330,104)	(428,699)
Administrative expenses	(143,084)	(165,886)

Total	(5,150,914)	(11,537,661)

Net transfers to the plan	350,318	283,083

Net increase	4,293,249	1,863,815

Net Assets Available for Benefits:
Beginning of year	53,504,615	51,640,800

End of year	$57,797,864	$53,504,615

See Notes to Financial Statements.

DUQUESNE LIGHT HOLDINGS, INC. 401(k) RETIREMENT SAVINGS PLAN

Notes to Financial Statements for the Years Ended December 31, 2004 and 2003

1.	Description of the Plan

Duquesne Light Holdings, Inc. (the Company) is an energy services holding company, and the parent company of Duquesne Light Company (Duquesne Light). Duquesne Light is an electric utility engaged in the supply, transmission and distribution of electric energy.

The following information offers a brief description of the Duquesne Light Holdings, Inc. 401(k) Retirement Savings Plan (the Plan). Participants should refer to the Plan document, “Duquesne Light Holdings, Inc. 401(k) Retirement Savings Plan” effective January 1, 2001, as amended and restated, for more complete information.

General

The Plan is a defined contribution savings plan with a tandem leveraged Employee Stock Ownership Plan (ESOP) feature and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

In 2003, seven funds were available for investment of contributions to the Plan. The funds were: the Vanguard Prime Money Market Fund, which invests in short-term, high-quality money market instruments; the Vanguard 500 Index Fund which invests in stocks that make up the Standard & Poor’s 500 Index, and is designed to match the performance of the index; the Vanguard Total Bond Market Index Fund which invests in government and corporate bond issues designed to match the performance of the Lehman Brothers Aggregate Bond Index; the Vanguard Extended Market Index Fund which invests in mid and small-capitalization companies and is designed to match the performance of the Wilshire 4500 Completion Index; the Vanguard Small-Cap Index Fund which invests in an index of small companies and is designed to match the performance of the Russell 2000 Index; the Vanguard Total International Stock Index Fund which invests in three Vanguard international index funds - a European fund, a Pacific fund, and an emerging markets fund - and is designed to match the investment results of the Morgan Stanley Capital International Index; and the Duquesne Light Holdings, Inc. Common Stock Fund which invests in common stock of Duquesne Light Holdings, Inc. Voting rights are extended to Participants in the Duquesne Light Holdings, Inc. Common Stock Fund according to their ownership interests in the fund.

In 2004, the Vanguard Extended Market Index Fund was replaced by the Vanguard Mid-Cap Index Fund, which attempts to match the performance of the Morgan Stanley Capital International U.S. Mid Cap 450 Index. Six other funds were added during 2004 to the investment options available for participant contributions. These additional funds included the Vanguard Retirement Savings Trust which attempts to match the performance of short-term fixed income securities over a market cycle, and a series of five Target Retirement Funds which use the index funds as the primary investment vehicles in a targeted maturity approach to meet investors’ different objectives, time horizons, and changing risk tolerances. The Target Retirement Funds are: the Vanguard Target Retirement Income Fund, the Vanguard Target Retirement 2015 Fund, the Vanguard Target Retirement 2025 Fund, the Vanguard Target Retirement 2035 Fund, and the Vanguard Target Retirement 2045 Fund.

The Company became the plan administrator and the named fiduciary for the Plan on January 1, 2002. The plan administrator has all powers necessary to carry out the provisions of the Plan and to satisfy the requirements of any applicable law. The plan administrator establishes, among other things, the funding policy of the Plan. The Vanguard Group, Inc. (Vanguard) is a trustee and the recordkeeper for the Plan. As a trustee, Vanguard is the custodian of the Plan’s assets and invests all participant contributions to the Plan as directed by the participants. As the recordkeeper, Vanguard is responsible for establishing participant accounts, recording contributions, and determining the value and increase or decrease in each participant account to reflect its proportionate interest in each of the funds. Mellon Bank, N.A. serves as trustee for the leveraged ESOP, which is primarily composed of Duquesne Light Company Preference Stock, Plan Series A.

Participation

Participation in the Plan is voluntary. An eligible employee is any person, other than an employee represented by a collective bargaining unit, regularly employed by the Company or an affiliate of the Company, which accepts the Plan. As of the first pay period, an eligible employee may become a participant in the Plan by contacting Vanguard via voice response or the internet to enroll.

Participant Contributions

Contributions to the Plan begin after an employee agrees to accept a specified reduction in salary for each pay period in consideration for the Company’s contribution of such amount to the Plan. These contributions are excluded from the participant’s taxable income for federal income tax purposes until received as a withdrawal or a distribution from the Plan. A participant may increase, decrease or stop the amount of the salary reduction at any time.

The salary reduction contributions may not exceed the lesser of 50% of the participant’s aggregate eligible salary in pretax dollars for 2004 (15% for 2003) or the applicable limit established by the Internal Revenue Service Code Section 402(g). For calendar years 2004 and 2003 the applicable limits were $13,000 and $12,000. The Plan also provides that certain limitations may be imposed on participants’ contributions in order to comply with statutory requirements, including the limitation of eligible salary for compensation earned up to $205,000 in 2004 and $200,000 in 2003.

Effective January 1, 2002, participants are eligible to contribute additional pretax dollars in the plan year during which they have attained the age of 50. The maximum additional contribution was $3,000 and $2,000 for Plan years 2004 and 2003.

Rollovers Into The Plan

Active participants may transfer all or part of a distribution from another qualified retirement plan to the Plan, provided that certain statutory requirements are met. Participants have a fully vested and non-forfeitable interest in rollover accounts at all times.

Investment Elections

Each participant may direct that salary reduction contributions be invested in one or more of the funds described previously. Allocations must be in increments of 1% of each contribution. A participant may change such allocation at any time and may transfer all or a portion of the value of his or her participant account, in increments of 1%, among the funds at any time during the year.

Valuation

All of a participant’s salary reduction contributions are credited to his or her account. The value of each of the separate funds is determined by the trustee on a daily basis. A participant’s interest in the Duquesne Light Holdings, Inc. Common Stock Fund is calculated in units, which are equivalent to shares.

Employer Contributions

The Plan provides for a base and incentive match and automatic contributions depending on an employee’s eligibility. The Plan provides that the Company match employee contributions to a 401(k) account from two to a maximum of six percent of an employee’s eligible salary. The base match consists of a $0.50 base match per eligible contribution dollar. For certain eligible employees the Plan provides for an additional $0.25 incentive match per eligible contribution dollar, if board-approved targets are achieved. These incentive targets were achieved in 2004 and 2003, and the annual performance matching contributions were made. In addition to the base match, the Plan provides that certain eligible employees receive an automatic non-matching contribution of one or three percent of an employee’s eligible salary. The Company is funding its base, automatic and matching contributions through a tandem leveraged ESOP, which is part of this Plan. See Note 3 for additional information.

Vesting and Benefit Distributions

Participants are fully vested in their participant accounts at all times. With respect to vesting of the employer contributions, participants who complete an hour of service under the Plan shall be vested upon completion of three years of service or earlier termination due to disability, death, the attainment of age 62 while an employee or plan termination. Amounts contributed through salary reductions may be withdrawn by, or distributed to, a participant (1) upon termination of employment or (2) upon attaining the age of 59 1/2. In the event of death, a participant’s account balance will be distributed to the Participant’s beneficiary in a lump sum payment. Disabled participants may choose to receive a full distribution of their account balance. Upon proof, to the satisfaction of the plan administrator, of an immediate and heavy financial need, amounts contributed may be withdrawn for a hardship purpose, only after the participant has borrowed the maximum amount allowed under the Plan. Certain income tax penalties may apply to withdrawals or distributions prior to age 59 1/2. Distribution of a participant’s account must commence once a participant has ended their service with the Company and has attained age 62, or has an account balance less than $5,000. Full distribution of a vested account balance may be made as a direct rollover to another qualified retirement plan or an individual retirement account (IRA).

Diversification Eligibility

Participants may begin to diversify up to 100% of their employer contribution account when they reach age 55 and have at least 10 years of participation in the Plan. Shares of Duquesne Light Company Preference Stock, Plan Series A, to be diversified are redeemed for cash and then directed by the participant into the Plan’s Vanguard investment funds or withdrawn from the Plan, subject to tax implications if not rolled over into another qualified retirement plan or an IRA.

Participant Loans

Participants may borrow from their contribution accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their vested interest in their account balance, whichever is less. The balance of the participant’s account secures the loans, and only one loan may be outstanding at a time. The interest rate is the prime rate plus 1 percent. Participants have up to five years to repay a general-purpose loan and up to 15 years if their loan is used to purchase a primary residence.

Forfeitures

When certain terminations of participation in the Plan occur, the nonvested portion of the participant’s account, as defined by the Plan, represents a potential forfeiture. If the former participant does not fulfill certain requirements, as defined by the Plan, these forfeitures reduce subsequent employer contributions to the Plan, or may be used to pay Plan expenses. The forfeitures amounted to $9,973 in 2004 and $118,752 in 2003. If upon reemployment the former participant fulfills certain requirements, as defined in the Plan, these forfeitures, including earnings, will be transferred to the participant’s account. There were no forfeiture reallocations in either 2004 or 2003.

Termination of the Plan

The Company may terminate, amend, modify or suspend the Plan in whole or in part at any time. However, in any such event, the participants’ rights to their account balances will not be forfeited.

Tax Status

The Plan obtained its latest determination letter on February 13, 2003, in which the Internal Revenue Service stated that the Plan, as amended and restated as of January 1, 2001, was in compliance with the applicable requirements of the Internal Revenue Code of 1986, as amended (IRC). The Plan has been amended since receiving the determination letter. However, the Company believes that the Plan is designed and currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes is included in the Plan’s financial statements.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Valuation of Investments and Income Recognition

Investments in the Vanguard Prime Money Market Fund are based on historical cost, which approximates fair value. Investments in the Vanguard Total Bond Market Index Fund are reported at fair value based on the quoted asset value of the bond issues of the fund. Investments in all other Vanguard funds are reported at fair value based on the quoted net asset value of shares of the fund. Investments in the Duquesne Light Holdings, Inc. Common Stock Fund are stated at fair value based upon the closing sales price of Duquesne Light Holdings, Inc. common stock reported on recognized securities exchanges on the last business day of the year. Investments in Duquesne Light Company Preference Stock, Plan Series A, are valued at the greater of the fair value of 1.5 shares of Duquesne Light Holdings, Inc. common stock or $35.50 per share of preference stock. The value of $35.50 per share is the liquidation value established with respect to the Preference Stock, Plan Series A, as filed with the Department of State under Section 1522 of the Pennsylvania Business Corporation Law of 1988. Participant loans are valued at cost, which approximates fair value.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

Employer Contributions Receivable

Employer contributions receivable represent cash contributions owed to the Plan by the Company for obligations relating to the ESOP.

Note Payable

The Note Payable to Duquesne Light represents the remaining principal amount of the promissory note issued as consideration for the Preference Stock, Plan Series A, which was sold to the Plan to provide the matching contributions to be made to participants.

Payment of Benefits

Benefits are recorded when paid.

Distributions Due to Participants

The Plan had no amounts allocated to accounts of persons who have withdrawn from participation in the earnings and operations of the Plan as of either December 31, 2004 or 2003.

Excess Contributions Refundable

Liabilities are recorded for amounts refundable by the Plan to participants for contributions made in excess of amounts allowed by the IRC.

Expenses

In 2004 and 2003, Plan expenses were paid by the Plan or by the Company as provided by the Plan document.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits, and disclosure of contingent assets and liabilities, at the date of the financial statements and reported amounts of additions and deductions to the Plan’s net assets available for benefits during the reporting period. Actual results could differ from those estimates.

The Plan utilizes various investment instruments including investments in mutual funds and common stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the Statements of Net Assets Available for Benefits.

Derivatives

The Plan’s Vanguard funds invest in derivative instruments, financial contracts whose value is based on, or derived from, a traditional security, an asset, or a market index. Derivatives may involve risks greater than those of traditional investments. The funds will not use derivatives for speculative purposes or as leveraged investments that magnify gains or losses or the risks of an investment.

The Vanguard funds may invest in derivative types such as stock futures, bond (interest rate) futures, options contracts, warrants, convertible securities, swap agreements, certain classes of collateralized mortgage obligations, forward foreign currency exchange contracts, and adjustable-rate securities. The funds may invest in derivatives to keep cash on hand for redemption needs while simulating full investments in stocks or bonds, to reduce the Funds’ transaction costs, to add value when the derivatives are favorably priced, to maintain the same currency exposure as a fund’s index, to gain currency exposure when investing in stock index futures, or to settle trades in a foreign currency. Each fund’s obligation to purchase securities under futures contracts will not exceed 20% of its total assets.

Plan investments in derivative instruments are recorded at fair value in the Statements of Net Assets Available for Benefits. The use of derivative instruments is not believed to materially increase the credit or market risk of the Plan’s investments.

3.	Employee Stock Ownership Plan (ESOP) and Note Payable to Duquesne Light Company

In December 1991, Duquesne Light established an ESOP feature to provide matching contributions under the Plan. Duquesne Light issued and sold 845,070 shares of Preference Stock, Plan Series A, to the Plan. As consideration for the stock, the Plan issued a promissory note to Duquesne Light valued at $29,999,985 with an interest rate of 8.25%.

Principal payments, due January 1, commenced in 1993. Effective December 31, 1993, the terms of the Plan’s promissory note were amended to reflect a maximum 35-year amortization period. The minimum loan amortization requirements for the next five years are as follows: 2005 - $1,373,222; 2006 - $357,956; 2007 - $387,487; 2008 - $419,455; 2009 - $454,060; and thereafter, $1,009,082. The Company is obligated to make contributions in cash to the Plan which, when aggregated with the Plan’s dividends, equal the amount necessary to enable the Plan to make its regularly scheduled payment of principal and interest due on the note payable.

When the ESOP was established, the preference stock represented an unallocated investment of the Plan, which the Plan began to allocate to individual participants’ accounts beginning March 31, 1992 as the promissory note was repaid. The preference stock has an annual dividend rate of $2.80 per share. As of December 31, 2004 and 2003, each share of preference stock is redeemable for $35.50 worth of Duquesne Light Holdings, Inc. common stock. Alternatively, the Participant may elect to receive a cash distribution upon withdrawal from the Plan, attainment of age 59-1/2 or meeting the diversification requirements.

4.	Related Party Transactions

Certain plan investments are shares of mutual funds or common/collective trust funds managed by Vanguard and shares of stock held by Mellon Bank, N.A. Both parties are trustees as defined by the Plan, and, therefore, these transactions qualify as party-in-interest transactions. Other related party transactions include Plan investments in shares of common stock of Duquesne Light Holdings, Inc., shares of Duquesne Light Company Preference Stock, Plan Series A, and certain administrative costs and expenses which are paid by the Company.

5.	Investments Exceeding 5% of Total Net Assets

The following represents the investments that represent 5 percent or more of the Plan’s net assets available for benefits as of December 31, 2004 and 2003.

	December 31,
	2004	2003
Duquesne Light Holdings, Inc. Common Stock Fund, 241,596 and 240,357 shares, respectively	$4,554,085	$4,408,151
Duquesne Light Company Preference Stock, Plan Series A*, 408,609 and 438,243 shares, respectively	$14,505,631	$15,557,640
Vanguard 500 Index Fund, 184,371 and 195,131 shares, respectively	$20,583,139	$20,034,092
Vanguard Prime Money Market Fund, 4,194,646 and 4,618,409 shares, respectively	$4,194,646	$4,618,409
Vanguard Total Bond Market Index Fund, 430,341 and 417,798 shares, respectively	$4,419,601	$4,307,493
Vanguard Small-Cap Index Fund, 169,624 and 175,147 shares, respectively	$4,549,319	$3,958,333
Vanguard Mid-Cap Index Fund, 259,475 and zero shares, respectively	$4,058,188	$—
Vanguard Extended Market Index Fund, zero and 135,493 shares, respectively	$—	$3,612,241

*	Nonparticipant-directed

6.	Net Change in Fair Value of Investments

The net appreciation in fair value of investments (including investments bought, sold, and held during the year) for the years ended December 31, 2004 and 2003 is comprised of the following.

	December 31,
	2004	2003
Registered Investment Companies	$3,507,442	$6,901,739
Common Stock	119,644	757,116

Total	$3,627,086	$7,658,855

7.	Nonparticipant-Directed Account

Information about the net assets and the significant components of the changes in net assets relating to the ESOP, the nonparticipant-directed investment, is as follows.

	December 31,
	2004	2003
Assets:
Duquesne Light Company Preference Stock, Plan Series A:
Allocated shares	$9,633,574	$8,873,337
Unallocated shares	4,872,057	6,684,303
Interest bearing cash:
Allocated shares	23,576	37,532
Unallocated shares	488	481
Contributions receivable	527,740	250,672
Dividends receivable:
Allocated shares	189,958	176,207
Unallocated shares	96,069	131,803

Total assets	15,343,462	16,154,335

Liabilities:
Note payable - unallocated shares	4,001,262	5,156,473
Interest due note payable - unallocated shares	82,526	106,352
Refund distributions due to participants	—	155,610

Total liabilities	4,083,788	5,418,435

Net Assets	$11,259,674	$10,735,900

Changes in Net Assets:
Contributions	$527,740	$250,672
Investment income:
Dividends - allocated shares	746,860	750,438
Dividends - unallocated shares	428,726	579,510
Interest	436	341
Payment of benefits - allocated shares	(643,469)	(2,812,840)
Interest expense	(330,104)	(428,699)
Administrative expenses	(99,735)	(111,027)
Net transfers	(106,680)	(113,156)

Net Increase (Decrease)	$523,774	$(1,884,761)

8.	Plan Changes

The Company completed the sale of its water and wastewater subsidiary, AquaSource, in July 2003, as a key step in the divestiture of its non-core, under-performing businesses. The divestiture provided for immediate 100% vesting in the employer contributions for any Plan participant who was involuntarily terminated by the Company. This change did not have a significant impact on the overall financial statements of the Plan.

Duquesne Light Holdings, Inc. 401(k) Retirement Savings Plan

Employee Identification Number 25-1598483 (Plan Number 006)

Schedule of Assets (Held at End of Year)

As of December 31, 2004

(a)	(b) Identity of Issue	(c) Investment Type	(d) Cost	(e) Current Value
*	Vanguard 500 Index Fund	Registered Investment Company, 184,371 shares	***	$20,583,139
*	Vanguard Mid-Cap Index Fund	Registered Investment Company, 259,475 shares	***	4,058,188
*	Vanguard Prime Money Market Fund	Registered Investment Company, 4,194,646 shares	***	4,194,646
*	Vanguard Small-Cap Index Fund	Registered Investment Company, 169,624 shares	***	4,549,319
*	Vanguard Total Bond Market Index Fund	Registered Investment Company, 430,341 shares	***	4,419,601
*	Vanguard Total International Stock Index Fund	Registered Investment Company, 175,725 shares	***	2,214,138
*	Vanguard Target Retirement 2015 Fund	Registered Investment Company, 50,563 shares	***	564,787
*	Vanguard Target Retirement 2025 Fund	Registered Investment Company, 12,585 shares	***	143,341
*	Vanguard Target Retirement 2035 Fund	Registered Investment Company, 24,994 shares	***	293,184
*	Vanguard Target Retirement 2045 Fund	Registered Investment Company, 681 shares	***	8,125
*	Vanguard Target Retirement Income Fund	Registered Investment Company, 5,413 shares	***	56,947
*	Vanguard Retirement Savings Trust	Common/Collective Trust, 726,558 shares	***	726,558
*	Duquesne Light Holdings, Inc. Common Stock Fund	Company Stock Fund, 241,596 shares	***	4,554,085
**	Duquesne Light Company Preference Stock, Plan Series A	Company Stock Fund, 408,609 shares	$14,505,631	14,505,631
*	Loan Fund – Various Participants	Participant loans with interest rates of 5.0% to 10.0% and maturity dates ranging from January 2005 through August 2015.	***	209,134
**	Mellon Bank, N.A. Interest-Bearing Cash	Interest-Bearing Cash	$24,064	24,064

	Total Investments			$61,104,887

*	Party in Interest
**	Nonparticipant-directed
***	Cost has been omitted for participant-directed investments.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

DUQUESNE LIGHT HOLDINGS, INC. 401(k) RETIREMENT SAVINGS PLAN

By	/s/ Stevan R. Schott
Stevan R. Schott
Senior Vice President and Chief Financial Officer, Duquesne Light Holdings, Inc.

Dated: June 29, 2005